UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on pieces of news in the media

—

Rio de Janeiro, December 06, 2022 - Petróleo Brasileiro S.A. – Petrobras, regarding the news published in the media, clarifies that, as disclosed on December 16, 2021, it maintains its position of seeking the sale of up to 100% of the preferred shares it holds in Braskem S.A. (Braskem), to be conducted through secondary public offering(s) of shares (follow-on), together with NSP Investimentos S.A. - In Judicial Recovery (company controlled by Novonor S.A. - In Judicial Recovery), called Offer.

As disclosed on August 9, 2021, Petrobras has engaged JP Morgan for financial advisory regarding its stake in Braskem. The hiring of financial advisors does not constitute material information, considering the Company's internal rules and applicable legislation.

Petrobras expects the Offer to take place by February 2022.

The schedule and conditions of the Offer are subject to the approval of Petrobras' internal bodies, notably regarding the price and effective percentage of the shares to be offered, as well as the analysis and approval of the respective regulatory bodies, under the terms of the applicable legislation.

Petrobras, in accordance with applicable legislation and regulations, will keep its shareholders and the market in general informed about pertinent developments concerning the matters informed herein.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer